Exhibit 99.1

From: chester WALLACK

Sent: Friday, September 26, 2014 5:47 PM

To: Regina Anderson

Subject:

Jeanie

I would like to inform you that I am resigning from the Procyon Board of Directors effective 26 September 2014.

It has been an interesting ride.

Best of luck for the future.

Chester Wallack